BIOVERGE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Bioverge, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows.

1.   The name of this corporation is Bioverge, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 17, 2017 under the name Bioverge, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [*] day of April, 2021.

By:_____

DocuSigned by:

Neil Littman

FBF2C605C06242E...

President, Chief Executive Officer

Exhibit A

BIOVERGE, INC.

AMENED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of the corporation is Bioverge, Inc. (the "**Corporation**").

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 50,000,000, consisting of (i) 35,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), of which, 10,000,000 shares shall be designated "**Class A Common Stock**," $0.00001 par value per share, and 25,000,000 shares shall be designated as "**Class B Common Stock**," $0.00001 par value per share, and (ii) 15,000,000 shares of preferred stock, $0.00001 par value per share (the "**Preferred Stock**").

A. **COMMON STOCK**

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of Common Stock of the Corporation.

1.   **Definitions.** As used in this Article IV, the following terms have the meanings set forth below.

1.1   "*Class A Common Stock Automatic Conversion Event*" shall mean an event wherein one or more shares of Class A Common Stock automatically convert into one or more shares of Class B Common Stock pursuant to Section 4.2 of this Article IV.

1.2 "*Immediate Family*" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3 "*Spousal Equivalent*" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4 "*Transfer*" of a share of Class A Common Stock (collectively, "*Transferred Stock*") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided*, *however*, that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article IV:

1.4.1 the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "*Board*") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2 the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3 the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4 as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

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1.4.5   the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided*, *however*, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6   upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5   "***Voting Control***" with respect to a share of Class A Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class A Common Stock by proxy, voting agreement or otherwise.

2.   **General; Treatment Outstanding Common Stock.**

2.1   General. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2.2   Treatment of Outstanding Common Stock. All shares of the Company's common stock that are outstanding on the date of the filing of this Amended and Restated Certificate of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation.

3.   **Voting.**

3.1   Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Holders of Class A Common Stock shall have the exclusive right to nominate members of the board of directors of the Company at any annual or special meeting of stockholders of the Company or by written consent in lieu of a meeting of stockholders of the Company and to remove with or without cause any member of the board of directors of the Company. Once nominated for directorship a nominee shall be elected as a director by a vote of the outstanding Class A Common Stock and Class B Common Stock voting together as a single class.

3.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3   Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate class vote of the holders of each class of the Common Stock.

4.   **Conversion Rights.**   The holders of the Class A Common Stock shall have conversion rights as follows:

4.1   Right to Convert. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class B Common Stock.

4.2   Automatic Conversion. Each share of Class A Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class B Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class A Common Stock Transfers any shares of Class A Common Stock to another holder of Class A Common Stock, then such Transfer will not constitute a Class A Common Stock Automatic Conversion Event.

4.3   Mechanics of Conversion.

4.3.1   Surrender of Certificates. Before any holder of Class A Common Stock shall be entitled to convert shares of Class A Common Stock into shares of Class B Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued; *provided*, *however*, that on the date of a Class A Common Stock Automatic Conversion Event, the outstanding shares of Class A Common Stock subject to such Class A Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such Class A Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class A Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class A Common Stock that are converted into shares of Class B Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2   Conversion Date. In the event that a holder of Class A Common Stock elects to convert such shares pursuant to Section 4.1 of this Article IV above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Common Stock to be converted. In the event of a Class A Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article IV, all rights of the holder of the shares of Class A Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class B Common Stock, notwithstanding that the certificates representing such shares of Class A Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class A Common Stock, or that the certificates evidencing such shares of Class B Common Stock shall not then be actually delivered to such holder.

4.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article IV, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class B Common Stock to which such holder shall he entitled.

4.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class A Common Stock to Class B Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class A Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class A Common Stock and to confirm that a conversion to Class B Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class A Common Stock to Class B Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class B Common Stock shall be conclusive.

4.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class A Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class A Common Stock, in addition to such other remedies as shall be available to the holder of such Class A Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class A Common Stock shall be converted pursuant to this Section 4 of Article IV, the shares of Class A Common Stock so converted shall be cancelled and shall not be issuable by the Corporation. This certificate of incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

5.   **Secondary Trading.** The Class A Common Stock shall not be transferrable without the consent of the board of directors of the Company. The Class A Common Stock shall not be eligible for quotation or trading on any national securities exchange, secondary market trading platform, alternative trading system, or other over-the-counter market.

B.   PREFERRED STOCK

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class or series of Preferred Stock of the Corporation.

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation without the need to obtain stockholder approval or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors without the need to obtain shareholder approval prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

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